

July 19, 2010

<u>Via Mail and Facsimile (86 (21) 57940050)</u>

Rong Guangdao
Chairman
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
The People's Republic of China

> **Re: Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 20, 2009**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 10, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed July 19, 2010**
> **File No. 1-12158**

Dear Mr. Guangdao:

    We refer you to our comment letters dated December 24, 2009, February 19, 2010 and April 30, 2010 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                            Sincerely,

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance